UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 4, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 4, 2014 announcing Turkcell Superonline’s acquisition of the shares of Metronet.

Istanbul, February 4, 2014

ACQUISITION OF THE SHARES OF METRONET
BY TURKCELL SUPERONLINE

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Our Company’s 100% owned subsidiary, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) has signed a share purchase agreement to acquire of all of the shares Metronet İletişim Teknoloji A.S. (“Metronet”).

The enterprise value is determined as TRY 29 million based on the studies undertaken by our Company. The transfer of shares should take place following the approvals received from related authorities. As per the share purchase agreement, the purchase price will be paid on the closing date.

Metronet provides communication services including internet, voice and digital services in Turkey. With this acquisition, Turkcell Superonline’s fiber in-city coverage will increase to 14 cities, up from the existing twelve. Further, Turkcell Superonline home pass will increase by approximately 100 thousand once Metronet’s infrastructure integration is completed.

There is not any direct or indirect management, supervisory and ownership relationship between the Seller and our Company.

Date of the Board of Directors’ decision regarding the acquisition	:	20.12.2013

Name of the acquired financial asset	:	Metronet İletişim Teknoloji Anonim Sirketi

Field of activity of the acquired financial asset	:	Provides communication services including internet, voice and digital services to corporate and private customers.

Capital of the acquired financial asset	:	TRY 97,722,156

The acquisition method for financial asset	:	Acquisition

Date of the completion of the transaction	:	Completion is subject to the approvals from the Information and Communication Technologies Authority and The Competition Board

Conditions of the acquisition	:	As per the Share Purchase Agreement; the enterprise value is determined as TRY 29,000,000 based on the studies undertaken by our Company. The purchase price will be paid on the closing day.

Nominal value of acquired shares	:	TRY 97,722,156

1

Purchase price per share	:	Should be evaluated within the framework of the above mentioned purchase conditions.

Total amount	:	Should be evaluated within the framework of the above mentioned purchase conditions.

The ratio of acquired shares to financial asset (%)	:	100%

Shareholding in the financial asset after acquisition (%)	:	100%

The ratio of acquired voting rights to the total voting rights of financial asset (%)	:	100%

The ratio of the acquired financial asset to the total assets in its last consolidated financial statements (%)	:	0.1%

The impact on the operations of the Parent Company	:	Synergy and optimization to be created by the acquisition

Any obligation of a tender offer	:	No

In case of a tender offer, any application of an exemption	:	No

Seller company	:	ES Mali Yatırım ve Danışmanlık A.S.

Nature of relationship with the seller company	:	No related party relationship

The valuation method of the financial asset	:	Discounted cash flow method has been applied by our Company to the value adding businesses.

Is there any valuation report?	:	No

If there is not any valuation report, why?	:	This is not a related party transaction.

The amount indicated in the valuation report	:	-

If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	-

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 4, 2014	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 4, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director